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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

           CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                       (Name of Subject Company (Issuer))

           CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                            LIMITED LIABILITY COMPANY
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               STACIE YATES, ESQ.
                          11 MADISON AVENUE, 13TH FLOOR
                               NEW YORK, NY 10010
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            MICHAEL S. CACCESE, ESQ.
                   KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP
                                 75 STATE STREET
                                BOSTON, MA 02109

                                   MAY 3, 2005
                             As Amended May 31, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

  Transaction Valuation:  $24,600,000(a)   Amount of Filing Fee:  $2895.42 (b)

(a)    Calculated as the aggregate maximum value of Interests being purchased.

(b)    Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

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/X/    Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: $823.90
                                ----------------
       Form or Registration No.: SC TO-I
                                 ---------------
       Filing Party: CSFB Alternative Capital Long/Short Equity Master Fund, LLC
                     -----------------------------------------------------------
       Date Filed: May 3, 2005
                  ------------------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /    third-party tender offer subject to Rule 14d-1.

/X/    issuer tender offer subject to Rule 13e-4.

/ /    going-private transaction subject to Rule 13e-3.

/ /    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

       This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on May 3, 2005 by CSFB Alternative Capital Long/Short Equity
Master Fund, LLC (the "Fund") , relating to the Fund's offer to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender).

       The purpose of this Amendment is to notify Members about the increase and extension of the offer to purchase Interests ("Offer").

INCREASE AND EXTENSION OF THE OFFER

       The transaction value of the Offer has increased to $24,600,000 due to the tendering of excess Interests of the Fund. Throughout the Statement, Exhibit A to the Statement (Cover Letter to the Offer and Letter of Transmittal), Exhibit B to the Statement (The Offer), Exhibit C to the Statement (Letter of Transmittal) and Exhibit D to the Statement (Notice of Withdrawal of Tender), all references to the expiration date of the Offer, which was originally May 31, 2005, shall be amended to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Tuesday, June 14, 2005. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. The net asset value of the Interests will be calculated on June 30, 2005 ("Valuation Date").

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EXHIBITS

       Notice of this amendment in the form of the letter attached hereto as
Exhibit 1 will be sent to all members of the Fund who received the Offer to Purchase and the Letter of Transmittal. Amended copies of the Form of Letter of Transmittal and Form of Notice of Withdrawal of Tender are attached hereto as Exhibits 2 and 3, respectively.

       Except as amended herein, all other terms of the Statement filed on May 3, 2005 shall remain the same.

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                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.


                             CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                             By: /s/ James H. Vos*
                                 -----------------------
                                 Name: James H. Vos
                                 Title: President and Manager


May 31, 2005


                             * By: /s/ Stacie Yates
                                   ---------------------
                                  Stacie Yates
                                  Attorney-In-Fact
                                  May 31, 2005

                             * Power of Attorney is hereby incorporated by reference to exhibit(s) to the Registration Statement filed on Form N-2 on April 4, 2005.

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                                  EXHIBIT INDEX

EXHIBITS

   1 Form of Letter from the Fund to Members Relating to Amendment No. 1 of Schedule TO.

   2   Form of Letter of Transmittal.

   3   Form of Notice of Withdrawal of Tender.